FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                        For the month of September 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Acambis wins MVA Case



Acambis wins MVA case at ITC


Cambridge, UK and Cambridge, Massachusetts - 7 September 2006 - Acambis plc (" Acambis") (LSE: ACM, NASDAQ: ACAM) announces that an administrative law judge at the International Trade Commission ("ITC") has issued a ruling in favour of Acambis in the dispute between Acambis and Bavarian Nordic A/S ("BN") regarding BN's patents related to Modified Vaccinia Ankara ("MVA"). In his order, the judge invalidated all of the patent claims asserted by BN against Acambis.



BN filed a complaint with the ITC in August 2005, alleging infringement by Acambis of two of BN's US MVA patents. It has also filed complaints with the District Court of Delaware and the Commercial Court in Vienna, Austria. An evidentiary hearing was held in May 2006 and the ITC judge has now invalidated each of the patent claims asserted against Acambis and denied BN's request for an exclusionary order. Those invalidated claims are no longer enforceable.



Following the initial determination by the judge, either party (as well as the Commission on its own initiative) can petition for review by a panel of ITC Commissioners who would then make a final determination by early December 2006.



Gordon Cameron, Chief Executive Officer of Acambis, said:



"We are delighted with the judge's ruling. It vindicates our long-held view-and the view of several experts in the field-that BN's patents have no merit. Throughout this process, we have strongly asserted our belief in our freedom to operate in the MVA field and it is highly satisfying to have defended this position so successfully.



"We will, of course, be providing this information to the District Court of Delaware, and to both the Commercial Court in Vienna and the European Patent Organisation, where we are opposing BN's European patents."



Regarding the complaint before the District Court of Delaware, the judge has ordered the termination of BN's trade secrets claim. As with the ITC decision on the same issue, the termination was based on a question of jurisdiction. The confidential disclosure agreement that was signed between Acambis and BN in February 2002 contains a mandatory arbitration clause requiring any such disputes between the two companies to be settled in arbitration in Frankfurt, Germany under the rules of the International Chamber of Commerce.



                                     -ends-



Enquiries:



Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0 1223 275 300



Financial Dynamics
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113



About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States since 1999, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.



Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.



"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.












                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 07 September 2006                 ACAMBIS PLC



                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.